Exhibit 2.5

DESCRIPTION OF TSAKOS ENERGY NAVIGATION LIMITED’S SECURITIES

REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

References in this description to the “Company,” “we,” “our,” “or “us” are to Tsakos Energy Navigation Limited. Defined terms used but not defined herein have the meaning given to them in our Annual Report on Form 20-F to which this description is an exhibit.

Tsakos Energy Navigation Limited’s common shares, par value $5.00 per share, 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share, Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share, and Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares par value $1.00 per share, are registered under Section 12 of the Securities Exchange Act of 1934, as amended. The Company’s Series G Redeemable Convertible Perpetual Preferred Shares, par value $1.00 per share, are not so registered. This description does not describe every aspect of the Company’s share capital and is subject to, and qualified in its entirety by reference to, the provisions of the Company’s Memorandum of Association, the Company’s Bye-laws and the respective Certificates of Designation for each series of preferred shares, each as currently in effect, each of which is incorporated by reference as an exhibit to the Annual Report on Form 20-F of the Company, to which this description is filed as Exhibit 2.5.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of 35,000,000 common shares, par value $5.00 per share, and 25,000,000 blank check preferred shares, $1.00 par value per share. 3,910,000 preferred shares have been designated 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares as described below under “-Series D Preferred Shares”, 5,000,000 preferred shares have been designated Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares as described below under “-Series E Preferred Shares”, 8,100,000 preferred shares have been designated Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares as described below under “- Series F Preferred Shares” and 459,286 preferred shares have been designated Series G Redeemable Convertible Perpetual Preferred Shares as described below under “- Series G Convertible Preferred Shares” As of April 21, 2022, there were outstanding: 28,169,637 common shares (and 678,173 common shares issued and held as treasury shares), 3,517,061 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares, 4,745,947 Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, 6,747,147 Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares and 459,286 Series G Redeemable Convertible Perpetual Preferred Shares.

Common Shares

The holders of common shares are entitled to receive dividends out of assets legally available for that purpose at times and in amounts as our board of directors may from time to time declare. Each shareholder is entitled to one vote for each common share held on all matters submitted to a vote of shareholders. Cumulative voting for the election of directors is not provided for in our Bye-laws, which means that the holders of a majority of the common shares voted can elect all of the directors then standing for election. Our Bye-laws provide for a staggered board of directors, with one-third of those directors who are not managing directors (as defined in our Bye-laws and which consist of our executive directors) selected each year. The common shares are not entitled to preemptive rights and are not subject to conversion or redemption. Upon the occurrence of a liquidation, dissolution or winding-up, the holders of common shares would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.

Preferred Shares

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Under our Bye-laws, our board of directors has the authority to issue preferred shares in one or more series, and to establish the terms and preferences of the shares of each series, up to the number of preferred shares authorized under our constitutive documents as described above. Holders of each series of preferred shares will be entitled to receive cash dividends, when, as and if declared by our board of directors out of funds legally available for dividends. Such distributions will be made before any distribution is made on any securities ranking junior in relation to preferred shares in liquidation, including common shares.

Series D Preferred Shares

We have 3,517,061 of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 21, 2022, which were issued on April 29, 2015, in the first quarter of 2017, during 2021 and in the first quarter of 2022. The initial liquidation preference of the Series D Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after April 29, 2020. The shares carry an annual dividend rate of 8.75% per $25.00 of liquidation preference per share. The Series D Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series D Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series D Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series D Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series D Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series D Preferred Shares rank pari passu with the Series E Preferred Shares and the Series F Preferred Shares and Series G Convertible Preferred Shares. The Series D Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

Series E Preferred Shares

We had 4,745,947 of our Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 21, 2022, which were issued on April 5, 2017, during 2021 and in the first quarter of 2022. The initial liquidation preference of the Series E Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after May 28, 2027. Dividends on the Series E Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 28th day of February, May, August and November of each year, commencing May 28, 2017, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, May 28, 2027 at a fixed rate equal to 9.25% per annum of the stated liquidation preference and (ii) from and including May 28, 2027, at a floating rate equal to three-month LIBOR plus a spread of 6.881% per annum of the stated liquidation preference. The Series E Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series E Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series E Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series E Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series E Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series E Preferred Shares rank pari passu with the Series D Preferred Shares, the Series F Preferred Shares and Series G Convertible Preferred Shares. The Series E Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

Series F Preferred Shares

We had 6,747,147 of our Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 21, 2022, which were issued on June 28, 2018, during 2021 and in the first quarter of 2022. The initial liquidation preference of the Series F Preferred Shares is $25.00 per share, subject to adjustment.

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The shares are redeemable by us at any time on or after July 30, 2028. Dividends on the Series F Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 30th day of January, April, July and October of each year, commencing October 30, 2018, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, July 30, 2028 at a fixed rate equal to 9.50% per annum of the stated liquidation preference and (ii) from and including July 30, 2028, at a floating rate equal to three-month LIBOR plus a spread of 6.54% per annum of the stated liquidation preference. The Series F Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series F Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series F Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series F Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series F Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series F Preferred Shares rank pari passu with the Series D Preferred Shares, Series E Preferred and Series G Convertible Preferred Shares. The Series F Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

Series G Convertible Preferred Shares

We had 459,286 of our Series G Redeemable Convertible Perpetual Preferred Shares, par value $1.00 per share and liquidation preference $10.00 per share, outstanding as of April 21, 2022. We issued 3,500,000 Series G Convertible Preferred Shares at a purchase price of $10.00 per share, in a private placement on September 25, 2019 (the “Series G Closing Date”) pursuant to a Share Purchase Agreement, dated September 23, 2019, between us, our subsidiary Shyris Shipping Company S.A. (“Shyris Shipping”) and AY Tank Limited, as purchaser. On December 23, 2019, 875,000 Series G Convertible Preferred Shares converted into 2,916,666 common shares and, on January 15, 2020, the holders of the Series G Convertible Preferred Shares converted 10,000 Series G Convertible Preferred Shares into 33,333 common shares and on February 1, 2021 we redeemed 1,798,651 Series G Convertible Preferred Shares in exchange for 1,900,000 Shyris Shipping Preferred Shares (as defined below) and on August 2, 2021 we redeemed 357,063 Series G Convertible Preferred Shares in exchange for 388,841 Shyris Shipping Preferred Shares. The Series G Convertible Preferred Shares have a stated coupon rate of 0%, subject to adjustment in the event of a cross-default or failure to redeem on any redemption date, and participate on an as-converted basis in dividends declared and paid on the Company’s common shares.

The Series G Convertible Preferred Shares are convertible at any time, at the option of the holder, at a conversion price of $15.00 per share, representing a conversion rate of two-thirds of a common share per Series G Convertible Preferred Share. All or a portion of the Series G Convertible Preferred Shares will automatically convert into common shares at the conversion rate if the trading price of the Company’s common shares exceed certain levels between 130% and 170% of the conversion price. The holders, however, will be prohibited from converting the Series G Convertible Preferred Shares into common shares to the extent that, as a result of such conversion, the holder would own more than 9.99% of the total number common shares then issued and outstanding, provided that the holders may increase this ownership limitation upon 61-days’ notice to the Company.

The holders of the Series G Convertible Preferred Shares generally do not have voting rights. However, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series G Convertible Preferred Shares, voting as a single class, the Company may not adopt any amendment to its memorandum of association or bye-laws that materially or adversely alters or affects the preferences, powers or rights of the Series G Convertible Preferred Shares in any respect or any amendment to the Series G Convertible Preferred Shares Certificate of Designations. The Series G Convertible Preferred Shares rank pari passu with the Company’s other outstanding series of preferred shares and senior to the Company’s common shares with respect to dividend distributions and distributions upon any liquidation event.

As noted above, on February 1, 2021 (the “Initial Redemption Date”), outstanding Series G Convertible Preferred Shares, which had an aggregate redemption price of $19.0 million were mandatorily exchanged for 1,900,000 Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.001 per share, each with a liquidation preference of $10.00 per share (the “Shyris Shipping Preferred Shares”) issued by a subsidiary of the Company, Shyris Shipping Company S.A., which owns all of the equity interests in subsidiaries which own four conventional crude oil tankers delivered in 2019 and 2020.

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On August 2, 2021, a further 388,841 Shyris Shipping Preferred Shares were issued in exchange for 357,063 Series G Convertible Preferred Shares. If certain limitations intended to ensure Shyris Shipping’s compliance with Section 883 of the Internal Revenue Code of 1986, as amended, cease to apply prior to the fifth anniversary of the Series G Closing Date, some or all of the 459,286 Series G Convertible Preferred Shares that remained outstanding as of April 21, 2022 will be mandatorily redeemed for Shyris Shipping Preferred Shares (or to the extent the aggregate mandatory redemption price of such Series G Convertible Preferred Shares exceeds $16.0 million, converted into common shares at the conversion rate). On the fifth anniversary of the Series G Closing Date, any Series G Convertible Preferred Shares that remain outstanding will automatically convert into the Company’s common shares at the conversion rate (unless the Company elects to redeem such Series G Convertible Preferred Shares for cash). The redemption price for the Series G Convertible Preferred Shares is the higher of 95% of the as-converted value of the Series G Convertible Preferred Shares, based on a six-month VWAP of the Company’s common shares, or a price providing for a return of 7.75% per annum on an actual/360-day basis on the Series G Convertible Preferred Shares, taking into account all dividends actually received on the Series G Convertible Preferred Shares.

The Shyris Shipping Preferred Shares are entitled to receive cumulative semi-annual dividends from Shyris Shipping at a rate of 7.50% per annum, payable in arrears on the 1st day of March and September of each year, as, when and if declared by the Shyris Shipping Board of Directors. Shyris Shipping paid dividends on the Shyris Shipping Preferred Shares amounting to $0.9 million in the period ended December 31, 2021. On March 1, 2022, Shyris Shipping paid dividends on the Shyris Shipping Preferred Shares amounting to $0.9 million for the period September 1, 2021 to and including February 28, 2022. The initial liquidation preference of the Shyris Shipping Preferred Shares is $10.00 per share, subject to adjustment. Upon any liquidation or dissolution of Shyris Shipping, holders of Shyris Shipping Preferred Shares will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Shyris Shipping Preferred Shares, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to Shyris Shipping creditors, before any distribution is made to or set aside for the holders of junior shares, including the common shares of Shyris Shipping owned by the Company. At any time that Shyris Shipping Preferred Shares are outstanding, free cash flow available for distribution, as defined in the Statement of Designation of the Shyris Shipping Preferred Shares, is required to be applied by Shyris Shipping towards any accrued and unpaid dividends and redemption of such Shyris Shipping Preferred Shares before any dividends on, or repurchases or redemptions of, other equity securities of the Shyris Shipping Preferred Shares. The holders of the Shyris Shipping Preferred Shares have no right to vote on matters on which shareholders of the Company are entitled to vote. The holders of the Shyris Shipping Preferred Shares generally do not have any other voting rights, however, in the event that six semi-annual dividends, whether consecutive or not, payable on Shyris Shipping Preferred Shares are in arrears, the holders of Shyris Shipping Preferred Shares, will have the right, voting separately as a class, to elect one member of Shyris Shipping’s board of directors and the affirmative vote or consent of the holders of at least two-thirds of the outstanding Shyris Shipping Preferred Shares, voting as a single class, are required for Shyris Shipping to take certain actions. The Shyris Shipping Preferred Shares are non-convertible and perpetual, and are redeemable by Shyris Shipping, in whole or in part, at redemption prices that decline over time to 100% of the deemed issuance price, plus any accrued and unpaid dividends, by the fifth anniversary of issuance or at 100% of the deemed issuance price, plus any accrued and unpaid dividends, at any time after issuance with cash from operations and in certain other circumstances. If Shyris Shipping, directly or indirectly, sells or otherwise voluntarily disposes of a vessel, including any of the four conventional tankers its wholly-owned subsidiaries currently own, or a stake in any vessel owning company or causes a vessel to be damaged or a charter or management agreement relating to any vessel to be terminated or breached, then all net proceeds (after payment of related expenses and associated debt) received therefrom is required to be used to redeem Shyris Shipping Preferred Shares. On April 15, 2022, Shyris Shipping redeemed 75,000 Shyris Shipping Preferred Shares for an aggregate redemption price of $757,260. As of April 21, 2022, 2,213,841 Shyris Shipping Preferred Shares were outstanding.

Bermuda Law

We are an exempted company organized under the Companies Act 1981 of Bermuda, as amended (the “Companies Act 1981 of Bermuda”). Bermuda law and our Memorandum of Association and Bye-laws govern the rights of our shareholders. Our objects and purposes are set forth in paragraph 6 and the Schedule to our Memorandum of Association. Our objects and purposes include to act and to perform all the functions of a holding company in all its branches and to coordinate the policy and administration of any subsidiary company or companies wherever incorporated or carrying on business or of any group of companies of which we or any subsidiary of ours is a member or which are in any manner controlled directly or indirectly by us. The Companies Act 1981 of Bermuda differs in some material respects from laws generally applicable to United States corporations and their shareholders. The following is a summary of the material provisions of Bermuda law and our organizational documents.

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You should read the more detailed provisions of our Memorandum of Association and Bye-laws for provisions that may be important to you. You can obtain copies of these documents by following the directions outlined in “Available Information.”

Dividends. Under Bermuda law, a company may not pay dividends that are declared from time to time by its board of directors or make a distribution out of contributed surplus if there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due or that the realizable value of its assets would then be less than its liabilities.

Voting rights. Under Bermuda law, except as otherwise provided in the Companies Act 1981 of Bermuda or our Bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of common shareholders present at the meeting. Our Bye-laws provide that, subject to the provisions of the Companies Act 1981 of Bermuda, any question proposed for the consideration of the shareholders will be decided in a general meeting by a simple majority of the votes cast, on a show of hands, with each shareholder present (and each person holding proxies for any shareholder) entitled to one vote for each common share held by the common shareholder, except for special situations where a shareholder has lost the right to vote because he has failed to comply with the terms of a notice requiring him to provide information to the company pursuant to the Bye-laws, or his voting rights have been partly suspended under the Bye-laws as a consequence of becoming an interested person. In addition, a super-majority vote of not less than seventy-five percent (75%) of the votes cast at the meeting is required to effect any action related to the variation of class rights and a vote of not less than eighty percent (80%) of the votes cast at the meeting is required to effect any of the following actions: removal of directors, approval of business combinations with certain “interested” persons and for any alteration to the provisions of the Bye-laws relating to the staggered board, removal of directors and business combinations.

The Series D, Series E, Series F and Series G Convertible Preferred Shares have no voting rights except as set forth below or as otherwise provided by Bermuda law. In the event that six quarterly dividends, whether consecutive or not, payable on Series D, Series E or Series F Preferred Shares are in arrears, the holders of Series D, Series E and/or Series F Preferred Shares, as the case may be, will have the right, voting separately as a class together with holders of any other parity securities upon which like voting rights have been conferred and are exercisable, at the next meeting of shareholders called for the election of directors, to elect one member of our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity securities upon which like voting rights have been conferred and with which the Series D, Series E or Series F Preferred Shares, respectively, voted as a class for the election of such director). The right of such holders of Series D, Series E or Series F Preferred Shares, as the case may be, to elect a member of our board of directors will continue until such time as all dividends accumulated and in arrears on the Series D, Series E or Series F. Preferred Shares, as the case may be, have been paid in full, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly dividends as described above. Upon any termination of the right of the holders of the Series D, Series E and Series F Preferred Shares and any other parity securities to vote as a class for directors, the term of office of all directors then in office elected by such holders voting as a class will terminate immediately. Any directors elected by the holders of the Series D, Series E and Series F Preferred Shares and any other parity securities shall each be entitled to one vote per director on any matter before our board of directors.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the issued and outstanding, Series D, Series E, Series F and Series G Convertible Preferred Shares, respectively, each voting as a single class, we may not adopt any amendment to the Memorandum of Association that adversely alters the preferences, powers or rights of Series D, Series E, Series F and Series G Convertible Preferred Shares in any material respect;

In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the issued and outstanding, Series D, Series E and Series F Preferred Shares, respectively, each voting as a single class, we may not

•	issue any securities ranking pari passu with the Series D, Series E and Series F Preferred Shares if the cumulative dividends payable on outstanding Series D, Series E or Series F Preferred Shares, as applicable, are in arrears; or

•	create or issue any equity securities ranking senior to the Series D, Series E and Series F Preferred Shares.

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On any matter described above in which the holders of the Series D, Series E, Series F and Series G Convertible Preferred Shares, respectively, are entitled to vote as a class, such holders will be entitled to one vote per share. The Series D, Series E, Series F and Series G Convertible Preferred Shares held by us or any of our subsidiaries or affiliates will not be entitled to vote.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the issued and outstanding Series G Convertible Preferred Shares we also may not:

•	adopt any amendment to the Certificate of Designation of such series (including by merger, consolidation or otherwise); or

•	split, combine, reverse split or undertake a similar action with respect to the Series G Convertible Preferred Shares.

Rights in liquidation. Under Bermuda law, in the event of liquidation or winding up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred shares, the proceeds of the liquidation or winding up are distributed ratably among the holders of the company’s common shares.

Meetings of shareholders. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five (5) days’ advance notice of a general meeting but the accidental omission to give notice to, or the non-receipt of such notice by, any person does not invalidate the proceedings at a meeting. Under our Bye-laws, we must give each shareholder at least ten (10) days’ notice and no more than fifty (50) days’ notice of the annual general meeting and of any special general meeting.

Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the Bye-laws of a company. Our Bye-laws provide that the presence in person or by proxy of two shareholders constitutes a quorum; but if we have only one shareholder, one shareholder present in person or by proxy shall constitute the necessary quorum.

Access to books and records and dissemination of information. Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s Certificate of Incorporation, its Memorandum of Association (including its objects and powers) and any alteration to its Memorandum of Association. The shareholders have the additional right to inspect the Bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented at the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders without charge and by members of the general public without charge. A company is required to maintain its share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. We maintain a share register in Hamilton, Bermuda. A company is required to keep at its registered office a register of its directors and officers that is open for inspection for not less than two (2) hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election or removal of directors. Under Bermuda law and our Bye-laws, directors are elected or appointed at the annual general meeting and serve until re-elected or re-appointed or until their successors are elected or appointed, unless they are earlier removed or resign. Our Bye-laws provide for a staggered board of directors, with one-third of the non-executive directors selected each year provided that managing directors are not subject to retirement by rotation and therefore may not be subject to re-election each year. Under Bermuda law and our Bye-laws, a director may be removed for cause at a special general meeting of shareholders specifically called for that purpose, provided the director is served with at least 14 days’ notice. The director has a right to be heard at that meeting. Any vacancy created by the removal of a director at a special or general meeting may be filled at that meeting by the election of another director in his or her place or, in the absence of any such election, by the board of directors. For these purposes “cause” means willful neglect, willful default, fraud or dishonesty.

Amendment of Memorandum of Association. Bermuda law provides that the Memorandum of Association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Generally, our Bye-laws may be amended by the directors with the approval of a majority being not less than 75% of the votes of the shareholders in a general meeting.

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However, a super-majority vote is required for certain resolutions relating to the variation of class rights, the removal of directors for cause by shareholders, the approval of business combinations with certain ‘interested persons’ and for any alteration to the provisions of the Bye-laws relating to the staggered board, removal of directors and business combinations.

Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company’s issued share capital or any class of issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the Memorandum of Association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act 1981 of Bermuda. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the Memorandum of Association must be made within 21 days after the date on which the resolution altering the company’s memorandum is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. Persons voting in favor of the amendment may make no such application.

Appraisal rights and shareholder suits. Under Bermuda law, in the event of an amalgamation or merger involving a Bermuda company, a shareholder who is not satisfied that fair value has been paid for his shares may apply to the Bermuda Court to appraise the fair value of his or her shares. The amalgamation or merger of a company with another company requires the amalgamation or merger agreement to be approved by the board of directors and, except where the amalgamation or merger is between a holding company and one or more of its wholly owned subsidiaries or between two or more wholly owned subsidiaries, by meetings of the holders of shares of each company and of each class of such shares.

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company’s Memorandum of Association or Bye-laws. Further consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company’s conduct of affairs in the future or compelling the purchase of the shares by any shareholder, by other shareholders or by the company.

Anti-takeover effects of provisions of our charter documents

Several provisions of our Bye-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in our best interest and (2) the removal of incumbent officers and directors.

Classified board of directors.

Our Bye-laws provide for a classified board of directors with one-third of our directors being selected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Transactions involving certain business combinations.

Our Bye-laws prohibit the consummation of any business combination involving us and any interested person, unless the transaction is approved by a vote of a majority of 80% of those present and voting at a general meeting of our shareholders, unless:

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•	the ratio of (i) the aggregate amount of cash and the fair market value of other consideration to be received per share in the business combination by holders of shares other than the interested person involved in the business combination, to (ii) the market price per share, immediately prior to the announcement of the proposed business combination, is at least as great as the ratio of (iii) the highest per share price, (including brokerage commissions, transfer taxes and soliciting dealers’ fees), which the interested person has theretofore paid in acquiring any share prior to the business combination, to (iv) the market price per share immediately prior to the initial acquisition by the interested person of any shares;

•	the aggregate amount of the cash and the fair market value of other consideration to be received per share in the business combination by holders of shares other than the interested person involved in the business combination (i) is not less than the highest per share price (including brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by the interested person in acquiring any shares, and (ii) is not less than the consolidated earnings per share of our company for our four full consecutive fiscal quarters immediately preceding the record date for solicitation of votes on the business combination multiplied by the then price/earnings multiple (if any) of the interested person as customarily computed and reported in the financial community;

•	the consideration (if any) to be received in the business combination by holders of shares other than the interested person involved shall, except to the extent that a shareholder agrees otherwise as to all or part of the shares which the shareholder owns, be in the same form and of the same kind as the consideration paid by the interested person in acquiring shares already owned by it;

•	after the interested person became an interested person and prior to the consummation of the business combination: (i) such interested person shall have taken steps to ensure that the board includes at all times representation by continuing directors proportionate in number to the ratio that the number of shares carrying voting rights in our company from time to time owned by shareholders who are not interested persons bears to all shares carrying voting rights in our company outstanding at the time in question (with a continuing director to occupy any resulting fractional position among the directors); (ii) the interested person shall not have acquired from us or any of our subsidiaries, directly or indirectly, any shares (except (x) upon conversion of convertible securities acquired by it prior to becoming an interested person, or (y) as a result of a pro rata share dividend, share split or division or subdivision of shares, or (z) in a transaction consummated on or after June 7, 2001 and which satisfied all requirements of our Bye-laws); (iii) the interested person shall not have acquired any additional shares, or rights over shares, carrying voting rights or securities convertible into or exchangeable for shares, or rights over shares, carrying voting rights except as a part of the transaction which resulted in the interested person becoming an interested person; and (iv) the interested person shall not have (x) received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges or other financial assistance or tax credits provided by us or any subsidiary of ours, or (y) made any major change in our business or equity capital structure or entered into any contract, arrangement or understanding with us except any change, contract, arrangement or understanding as may have been approved by the favorable vote of not less than a majority of the continuing directors; and

•	a proxy statement complying with the requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as amended, shall have been mailed to all holders of shares carrying voting rights for the purpose of soliciting approval by the shareholders of the business combination. The proxy statement shall contain at the front thereof, in a prominent place, any recommendations as to the advisability (or inadvisability) of the business combination which the continuing directors, or any of them, may have furnished in writing and, if deemed advisable by a majority of the continuing directors, an opinion of a reputable investment banking firm as to the adequacy (or inadequacy) of the terms of the business combination from the point of view of the holders of shares carrying voting rights other than any interested person (the investment banking firm to be selected by a majority of the continuing directors, to be furnished with all information it reasonably requests, and to be paid a reasonable fee for its services upon receipt by us of the opinion).

For purposes of this provision, a “business combination” includes amalgamations, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an “interested person” is any person or entity that beneficially owns 15% or more of our voting shares and any person or entity affiliated with or controlling or controlled by that person or entity. “Continuing directors” means directors who have been elected before June 7, 2001 or designated as continuing directors by the majority of the then continuing directors.

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Consequences of becoming an interested person.

Our Bye-laws provide that, at any time a person acquires or becomes the beneficial owner of 15% or more of our voting shares, which we refer to as the “threshold,” then, except as permitted by our bye-laws, the person will not be entitled to exercise voting rights for the number of common shares in excess of the threshold he holds or beneficially owns. This disability applies to any general meeting of our company as to which the record date or scheduled meeting date falls within a period of five years from the date such person acquired beneficial ownership of a number of common shares in excess of the threshold.

The above restrictions do not apply to us, our subsidiaries or to:

•	any person who on June 7, 2001 was the holder or beneficial owner of a number of shares carrying voting rights that exceeded the threshold and who continues at all times after June 7, 2001 to hold shares in excess of the threshold; and

•	any person whose acquisition of a number of shares exceeding the threshold has been approved by (1) a majority of 80% of those present and voting at a general meeting or (2) by a resolution adopted by the continuing directors, followed by a resolution adopted by a shareholder vote in excess of 50% of the voting shares not owned by such interested person.

Transfer agent and registrar. Computershare Trust Company N.A. serves as transfer agent and registrar for our common shares and our Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares and Series G Convertible Preferred Shares.

New York Stock Exchange listing. Our common shares are listed on the New York Stock Exchange under the ticker symbol “TNP.” Our Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares are listed on the New York Stock Exchange under the trading symbols “TNP-PD”, “TNP-PE” and “TNP-PF”, respectively.

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